UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  000-51625

China Linen Textile Industry, Ltd.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province 151500
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement.

On November 15, 2010, China Linen Textile Industry, Ltd. (the “Company”), through Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”), an indirect 95% owned operating subsidiary controlled by the Company, entered into a Share Acquisition Agreement (the “Acquisition Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. (the “Target”) and Shufan Wang (“Wang”) and Lijie Fu (“Fu”), the two shareholders of the Target. Pursuant to the Acquisition Agreement, Lanxi Sunrise has purchased all of the equity of the Target for a price of RMB 44,401,485 (approximately $6.7 million) (the “Purchase Price”), which Purchase Price was based on a appraisal report of the Target’s assets, liabilities and net assets as of March 31, 2010 by Heilongjiang Zhongming Guolin Asset Appraisal Co., Ltd.

On July 1, 2010, the Company, through Lanxi Sunrise, entered into a Fixed Asset Lease Agreement (the “Lease Agreement”) with the Target. Pursuant to the Lease Agreement, Lanxi Sunrise leased all of the fixed assets, including real estate, production facilities, and equipment (“Facility”) owned by the Target in the People’s Republic of China (“PRC”).  The Facility was leased to expand Lanxi Sunrise’s existing production capacity of linen yarn. The Facility includes a building with an area of 7,120 square meters (23,358 square feet), and includes spinning machines, bleaching machines and other equipment.  The Facility is located at Fourth Neighborhood, Chengdong Street (East Town Street), Lanxi Town, PRC.  Lanxi Sunrise commenced operations at the Facility on July 2, 2010. The Lease Agreement was terminated on November 15, 2010, the effective date of the Acquisition Agreement.

The Purchase Price was paid in one installment by Lanxi Sunrise to Wang and Fu on November 16, 2010.  Wang and Fu deposited RMB 22,750,642 (approximately $3.4 million) into a bank account of the Target for the repayment of the sum of the debts of the Target outstanding on March 31, 2010, which funds will be distributed by the Company in accordance with a payment schedule for such debts.  The equity transfer will be complete upon the effectiveness of the change in registration of the equity interest from Wang and Fu to Lanxi Sunrise with the relevant PRC authority, which transfer must be completed within 20 business days from November 15, 2010.  In the event that the equity interests cannot be transferred, the party receiving such information must provide written notice to the other parties of such determination, the Acquisition Agreement will be automatically terminated, and no party shall be liable for breach of the Acquisition Agreement.  In the event that the equity transfer cannot be completed, Wang and Fu must return the balance of the acquisition consideration and interest on such amount to Lanxi Sunrise within three days of receiving written notification by Lanxi Sunrise, and Lanxi Sunrise must return all assets of the Target and all other closing deliverables it received in connection with the execution of the Acquisition Agreement within three business days.

If the transactions contemplated by the Acquisition Agreement cannot be performed, the parties may agree to terminate the Acquisition Agreement without liability for breach by any party.  In the event of a breach of the Acquisition Agreement by any party, the party in breach must compensate the other parties for all actual loss resulting from such breach, including travel expenses, due diligence expenses, legal fees, and audit and appraisal fees incurred by the non-breaching party in connection with the Acquisition Agreement.

Financial Statements and Exhibits.

Exhibits

99.1	Audited financial statements of Lanxi Tianxianfang Linen Co., Ltd. for the years ended December 31, 2009 and 2008
99.2	Unaudited financial statements of Lanxi Tianxianfang Linen Co., Ltd. for the three and six months ended June 30, 2010 and 2009
99.3	Unaudited Pro Forma Consolidated Financial Information
99.4	Press Release dated November 18, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name: Gao Ren
Title: Chief Executive Officer

Dated: November 18, 2010